Exhibit 99.1

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION	RAPPORT DE LA TRANSACTION
		REPORT	ÉLECTRONIQUE
Canada Business	Loi canadienne sur les
Corporations Act	sociétés par actions	ARTICLES OF	CLAUSES DE
		CONTINUANCE	PROROGATION
		(SECTION 187)	(ARTICLE 187)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

Request Number:	2122334	Business No.:	Taxation year-end (MM-DD):	08-31
Numéro de Demande:		N° d’entreprise:	Fin de l’année d’imposition (MM-JJ):

1.	Name of the Corporation
Dénomination sociale de la société
CoolBrands International Inc.

2.	The province or territory in Canada where the registered office is to be situated
La province ou le territoire Canada où se situera le siège social
ON

3.	The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et tout nombre maximal d’actions que la société est autorisée à émettre
The annexed Schedule A is incorporated in this form.
L’annexe A ci-jointe fait partie intégrante de la présente formule.

4.	Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s’il y a lieu
The annexed Schedule B is incorporated in this form.
L’annexe B ci-jointe fait partie intégrante de la présente formule.

5.	Number (or minimum and maximum number) of directors
Nombre (ou nombre minimal et maximal) d’administrateurs
Minimum: 5 Maximum: 15

6.	Restrictions, if any, on business the corporation may carry on
Limites imposées à l’activité commerciale de la société, s’il y a lieu
The annexed Schedule C is incorporated in this form.
L’annexe C ci-jointe fait partie intégrante de la présente formule.

7.	(1) If the corporation is changing its name on this continuance, what was the corporation’s previous name?
Si la société change sa dénomination sociale avec cette prorogation, quelle était sa dénomination social antérieure?

(2) Details of incorporation - Détails de la constitution
The annexed Schedule D is incorporated in this form.
L’annexe D ci-jointe fait partie intégrante de la présente formule.

8.	Other provisions, if any - Autres dispositions, s’il y a lieu
The annexed Schedule E is incorporated in this form.
L’annexe E ci-jointe fait partie intégrante de la présente formule.

Date	Name - Nom	Signature	Capacity of - en qualité de
2006-03-27	FRANCIS X. ORFANELLO		AUTHORIZED OFFICER

SCHEDULE / ANNEXE A

200,000,000 Subordinate Voting Shares and 200,000,000 Multiple Voting Shares, each having attached to them the rights, privileges, restrictions and conditions as set forth below.

The Multiple Voting Shares and the Subordinate Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

A. Dividends

The Subordinate Voting Shares shall rank in priority to the Multiple Voting Shares as to the payment of cash dividends. No dividends shall be declared or paid on the Multiple Voting Shares in any fiscal year of the Company unless in such fiscal year dividends shall have been declared or paid on the Subordinate Voting Shares in an amount per share at least equal to or equivalent to the amount of the dividend per share proposed to be declared or paid on the Multiple Voting Shares.

B. Subdivisions, Consolidations and Other Changes

In no event shall:

(i) any subdivision, consolidation, reclassification or other change in the Multiple Voting Shares or the Subordinate Voting Shares; or

(ii) any reorganization of the share capital of the Company affecting in any manner the Multiple Voting Shares or the Subordinate Voting Shares; or

(iii) an amalgamation or merger of the Company with any other company or companies;

be effected unless appropriate adjustments shall be made to the dividend rights provided for in section A, the voting rights provided for in section C, the dissolution rights provided for in section E and the conversion rights provided for in sections F and G so as to preserve the rights of the Multiple Voting Shares and the Subordinate Voting Shares, inter se, in all respects.

C. Voting Rights

(i) The holders of the Multiple Voting Shares shall be entitled to receive notice of, attend (in person or by proxy) and speak at all meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or of any series of shares of any such other class of shares) and at all such meetings the holders of the Multiple Voting Shares shall be entitled to ten (10) votes in respect of each Multiple Voting Share held by them.

(ii) The holders of the Subordinate Voting Shares shall be entitled to receive notice of, attend (in person or by proxy) and speak at all meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or of any series of shares of any such other class of shares) and at all such meetings the holders of the Subordinate Voting Shares shall be entitled to one (1) vote in respect of each Subordinate Voting Share held by them.

D. Restrictions

The holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall not as such be entitled to dissent in respect of any amendment referred to in Section 176 (1)(a), (b) or (e) of the Canada Business Corporations Act.

E. Dissolutions

Subject to the prior rights of the shares of any other class ranking in priority to the Multiple Voting Shares and the Subordinate Voting Shares, and subject to the payment of all dividends which have been declared on the Multiple Voting Shares or the Subordinate Voting Shares but remain unpaid, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Multiple Voting Shares and the holders of Subordinate Voting Shares shall be entitled to receive the remaining assets of the Company in equal amounts per share, without preference or distinction.

F. Conversion of Subordinate Voting Shares into Multiple Voting Shares

(1) In this section F, the following terms shall have the following respective meanings:

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario) as amended from time to time;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario) as amended from time to time;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Converted Shares” means the Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection F(2) hereof;

“Exclusionary Offer” means a General Offer unless, concurrently with such General Offer, an offer is made to purchase Subordinate Voting Shares that is identical to the General Offer in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the General Offer by the Offeror, and in all other material respects except with respect to the conditions that may be attached to the General Offer, with no condition attached thereto other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the General Offer (for the purposes hereof, the varying of any term of a General Offer shall be deemed to constitute the making of a new General Offer unless an identical variation is made to the corresponding offer to purchase Subordinate Voting Shares);

“Expiry Date” means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

“General Offer” means an offer to purchase Multiple Voting Shares that must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirements apply;

“Offer Date” means the date on which an Exclusionary Offer is made;

“Offeror” means the person, company or other entity making an Exclusionary Offer (the “bidder”) and shall include all associates and affiliates of the bidder and any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

“transfer agent” means the transfer agent for the time being for the Multiple Voting Shares.

(2) Subject to subsection F(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one (1) fully paid and non-assessable Multiple Voting Share at the option of the holder thereof exercisable during the Conversion Period. The conversion right provided for in this subsection F(2) shall be exercised by notice in writing given to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Company as the holder of the Subordinate Voting Shares, or by his or her attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Company shall issue or cause to be issued a share certificate representing fully paid Multiple Voting Shares and the transfer agent shall deposit such share certificates in accordance with subsection F(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

(3) An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection F(2) shall be deemed to also constitute irrevocable elections by such holder to:

(a) deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); and

(b) exercise pursuant to section G hereof the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his or her right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

Any conversion of Converted Shares into Subordinate Voting Shares pursuant to such deemed election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall be effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall be effective (i) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities legislation or otherwise to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and (ii) in respect of an Exclusionary Offer which is abandoned or withdrawn or is not completed in accordance with its terms, at the time at which the Exclusionary Offer is abandoned or withdrawn or expires without being completed.

(4) No share certificates representing Converted Shares shall be delivered to or to the order of the holders thereof before such shares have been deposited pursuant to the Exclusionary Offer and the transfer agent, on behalf of the holders of the Converted Shares, shall deposit, and the holders of such shares shall be deemed to have irrevocably directed the transfer agent to deposit, pursuant to the Exclusionary Offer, the certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the

Offeror pursuant to the offer in respect of Converted Shares. If Converted Shares are converted into Subordinate Voting Shares pursuant to the deemed election under subsection F(3), the transfer agent shall deliver to the holders entitled thereto a share certificate representing the Subordinate Voting Shares resulting from the conversion. The Company shall make all arrangements with the transfer agent necessary or desirable to give effect to this subsection F(4).

(5) Subject to subsection F(6), the conversion right provided for in subsection F(2) shall not come into effect if, within seven days after the Offer Date, there has been delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more shareholders of the Company owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Offer Date by the Offeror, which certificate or certificates shall, in the case of each such shareholder, confirm:

(a) the number of Multiple Voting Shares owned by the shareholder;

(b) that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(c) that such shareholder will not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(d) that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee.

(6) If a notice referred to in clause F(5) is given and the conversion right provided for in subsection F(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Multiple Voting Shares in respect of which there are subsisting certificates that comply with section F(5). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as outstanding insofar as the Multiple Voting Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in clause F(5)(d) shall be deemed to have already taken place at the time of the determination, and the transferee in the case of any notice referred to in clause F(5)(d) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Multiple Voting Shares so determined does not exceed 50% of the number of then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror, subsection F(5) shall cease to apply and the conversion right provided for in subsection F(2) shall be in effect for the remainder of the Conversion Period.

(7) In the event of:

(a) any subdivision, consolidation, conversion (other than in accordance with sections F and G), exchange or reclassification of the Multiple Voting Shares or Subordinate Voting Shares; or

(b) any reorganization of the share capital of the Company affecting the Multiple Voting Shares or Subordinate Voting Shares; or

(c) the amalgamation of the Company with any other company or companies,

the appropriate adjustment shall be made to the conversion right provided in this section F so as to preserve the right in all respects.

(8) As soon as is reasonably practicable after the seventh day after the Offer Date, the Company shall send to each holder of Subordinate Voting Shares a notice advising such holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection F(2) and the reasons therefor. If such notice discloses that the holders of Subordinate Voting Shares are not so entitled but it is subsequently determined that they are so entitled by virtue of subsection F(5), or otherwise, the Company shall forthwith send another notice to such holders advising them of that fact and the reasons therefor.

(9) If a notice referred to in subsection F(8) discloses that the conversion right provided for in subsection F(2) has come into effect, the notice shall:

(i) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii) include the information set out in subsection F(3) hereof; and

(iii) be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as is reasonably practicable after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Company shall send a copy of such additional material to each holder of Subordinate Voting Shares

(10) Prior to or forthwith after sending any notice referred to in subsection F(8), the Company shall cause a press release to be issued to a Canadian national news wire service, describing the contents of the notice.

G. Conversion of Multiple Voting Shares into Subordinate Voting Shares

Each holder of Multiple Voting Shares shall be entitled at any time and from time to time to have all or any part of the Multiple Voting Shares held converted into fully-paid and non-assessable Subordinate Voting Shares upon the basis of one (1) Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this section G shall be exercised by notice in writing given to the transfer agent at its principal office in Toronto accompanied by the certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion. Such notice shall be executed by the person registered on the books of the Company as the holder of the Multiple Voting Shares or by his or her duly authorized attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted into Subordinate Voting Shares. After the giving of a notice in writing, the notice of the holder of Multiple Voting Shares shall be irrevocable. The holder shall pay any governmental or other tax imposed on or in respect of any such conversion. Upon receipt by the transfer agent of such notice and a certificate or certificates in respect thereof, the Company shall issue, or cause to be issued to the holder so exercising the conversion right in respect of Multiple Voting Shares, a certificate representing the number of Subordinate Voting Shares to which such holder is entitled upon the basis prescribed in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

The right of a holder of Multiple Voting Shares to convert the same into Subordinate Voting Shares shall be deemed to have been exercised, and the registered holder of Multiple Voting Shares shall be deemed to have become a holder of Subordinate Voting Shares of record of the Company for all purposes on the date of surrender of certificates representing the Multiple Voting Shares to be converted accompanied by the notice in writing as provided in this section G, notwithstanding any delay in the delivery of certificates representing the Subordinate Voting Shares into which such Multiple Voting Shares have been converted.

H. Equality

Save as aforesaid, each Multiple Voting Share and each Subordinate Voting Share shall have the same rights, privileges, restrictions, conditions and attributes and be the same in all respects.

SCHEDULE / ANNEXE B

None

SCHEDULE / ANNEXE C

None

SCHEDULE / ANNEXE D

Corporation was formally known as YOGEN-FRUZ WORLD-WIDE INCORPORATED and YOGEN FRUZ WORLD-WIDE INC. The Corporation amalgamated on September 7, 1994 in the Province of Ontario and continued under the laws of Nova Scotia on March 18, 1998.

SCHEDULE / ANNEXE E

The directors of the Corporation may appiont one or more directors of the Corporation but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation. Any directors of the Corporation appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.